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Wells Fargo Advantage Funds
525 Market Street, 12th Floor
San Francisco, CA 94105

October 30, 2014

Filing Desk

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:  Wells Fargo Master Trust – File No. 811-09689

Dear Sir or Madam:

Pursuant to Rule 17g-1(g)(1)(B) of the Investment Company Act of 1940, we are filing on behalf of Wells Fargo Master Trust (the “Trust”):  (i) a copy of the joint insured fidelity bond (including four excess bonds) to which the Trust is a named insured; (ii) a copy of the resolutions of a majority of the board of trustees who are not “interested persons” of the Trust approving the amount, type, form and coverage of the bond and the portion of the premium to be paid by the Trust; and (iii) a copy of the agreement between the Trust and the other named insureds entered into pursuant to paragraph (f) of the rule.

In addition, the Trust states that the following represents the amount of the single insured bond which it would have had to provide and maintain had it not been named as an insured under the joint insured bond:

Wells Fargo Master Trust - $16,550,000

Pursuant to the rule, the above amount is based on gross assets at the end of the most recent fiscal quarter prior to the date of determination.  The premiums for the period commencing September 1, 2014 to September 1, 2015 have been paid.

Sincerely,

/s/ Johanne Castro
Johanne Castro

Assistant Secrerary

Not FDIC Insured-No Bank Guarantee-May Lost Value